              NAVIOS MARITIME HOLDINGS INC. ANNOUNCES COMPLETION OF
                        $300 MILLION SENIOR NOTE OFFERING

PIRAEUS, Greece .--(BUSINESS WIRE)--Dec. 18, 2006-Navios Maritime Holdings Inc.
(Nasdaq: BULK, BULKU, BULKW) ("Navios"), a large, global, vertically integrated seaborne shipping company, today announced that it has completed the sale of
$300 million aggregate principal amount of 9 1/2% Senior Notes due 2014 (the
"Notes"). The Notes were sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and in offshore transactions to non-United
States persons in reliance on Regulation S under the Securities Act.

The Notes will initially be fully and unconditionally guaranteed by all of
Navios' existing subsidiaries, other than Corporacion Navios Sociedad Anonima.
Navios intends to use the net proceeds of the offering to repay amounts currently outstanding under its senior secured credit facility.

The Notes and related guarantees have not been registered under the Securities
Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there by any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT NAVIOS MARITIME HOLDINGS INC.
Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end- users, ship owners, and charterers. Navios also owns and operates a port/storage facility in
Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.
Navios' stock is listed in the NASDAQ's National Market System where its Common
Shares, Units and Warrants trade under the symbols "BULK", "BULKU", "BULKW", respectively. Risks and uncertainties are described in reports filed by Navios
Maritime Holdings Inc. with the United States Securities and Exchange
Commission.

SAFE HARBOR
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc.. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.
The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com